SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Nuveen Municipal Opportunities Fund

Address of Principal Business Office:

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number: (800) 257-8787

Name and address of agent for service of process:

Mark L. Winget

Vice President and Secretary

Nuveen Municipal Opportunities Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies to:

David P. Glatz

Stradley Ronon Stevens & Young, LLP

191 North Wacker Dr., Ste. 1601

Chicago, Illinois 60606

Joel D. Corriero

Stradley Ronon Stevens & Young, LLP

2005 Market St., Ste. 2600

Philadelphia, Pennsylvania 19103

Eric F. Fess

Chapman and Cutler LLP

111 West Monroe

Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    ☒  YES    ☐  NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 4th day of October, 2022.

Nuveen Municipal Opportunities Fund

/s/ David J. Lamb
David J. Lamb, Chief Administrative Officer

Attest:

/s/ Mark L. Winget
Mark L. Winget, Vice President and Secretary